Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 19 DATED APRIL 24, 2026

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 19 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	the adjusted per share public offering price for each class of our shares;
•	information about our distributions;
•	the Company’s net asset value for the month ended March 31, 2026;
•	certain return information for all outstanding classes of shares; and
•	an update to the “Our Portfolio” section.

Public Offering Price Adjustment

On April 23, 2026, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of April 30, 2026 and will be used for the Company’s next monthly closing for subscriptions on April 30, 2026. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of March 31, 2026. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$42.20	$40.46	$38.33	$39.03
Selling Commissions, Per Share	$2.53	$1.21
Dealer Manager Fees, Per Share	$1.06	$0.71

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 54 of this Prospectus. On April 23, 2026, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
May 26, 2026	May 27, 2026	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended March 31, 2026

On April 23, 2026, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of March 31, 2026 (in thousands, except per share data):

Month Ended March 31, 2026	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$159,531	$356,615	$76,938	$114,489	$669,858	$73,620	$1,451,051
Number of Outstanding Shares	3,660	9,236	1,996	2,987	17,164	1,671	36,714
Net Asset Value, Per Share	$43.58	$38.61	$38.54	$38.33	$39.03	$44.07
Net Asset Value, Per Share Prior Month	$43.20	$38.37	$38.29	$38.09	$38.79	$43.71
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.38	$0.24	$0.25	$0.24	$0.24	$0.36

The change in the Company’s net asset value per share for each applicable share class for the month ended March 31, 2026 was primarily driven by the increases in the fair value of thirteen out of eighteen of the Company’s portfolio company investments. The fair value of five of the Company’s portfolio company investments decreased during the same period. As of March 31, 2026, the Company had total assets of approximately $1.51 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Annualized Return Since Inception, and cumulative total returns through March 31, 2026 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	Annualized Return Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	2.1%	12.3%	34.2%	65.6%	11.0%	134.3%	February 7, 2018 – March 31, 2026
Class FA (with sales load)	-4.6%	5.0%	25.4%	54.9%	10.1%	119.1%	February 7, 2018 – March 31, 2026
Class A (no sales load)	1.9%	11.1%	30.5%	55.8%	10.0%	113.9%	April 10, 2018 – March 31, 2026
Class A (with sales load)	-6.8%	1.7%	19.4%	42.5%	8.8%	95.7%	April 10, 2018 – March 31, 2026
Class I	1.8%	11.0%	30.0%	55.3%	10.1%	115.3%	April 10, 2018 – March 31, 2026
Class T (no sales load)	1.7%	10.1%	27.6%	50.5%	9.1%	97.7%	May 25, 2018 – March 31, 2026
Class T (with sales load)	-3.1%	4.9%	21.5%	43.4%	8.4%	88.3%	May 25, 2018 – March 31, 2026
Class D	1.8%	10.8%	29.7%	54.9%	9.5%	102.1%	June 26, 2018 – March 31, 2026
Class S (no sales load)	2.1%	12.4%	34.6%	66.7%	12.0%	97.9%	March 31, 2020 – March 31, 2026
Class S (with sales load)	-1.5%	8.5%	29.9%	60.8%	11.4%	91.0%	March 31, 2020 – March 31, 2026

(1) For the period from January 1, 2026 through March 31, 2026.

(2) For the period from April 1, 2025 through March 31, 2026.

(3) For the period from April 1, 2023 through March 31, 2026.

(4) For the period from April 1, 2021 through March 31, 2026.

(5) For the period from the date the first share was issued for each respective share class through March 31, 2026. The Annualized Return Since Inception captures the average annual performance over the return period. It is calculated as a geometric average, meaning it captures the effects of compounding over time.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the three months ended March 31, 2026, sources of declared distributions on a GAAP basis were as follows:

	Three Months Ended March 31, 2026
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$7,447	66.5%
Net realized gains	—	—%
Distributions in excess of net investment income and net realized gains[2]	3,759	33.5%
Total distributions declared	$11,206	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Three Months Ended March 31, 2026
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$7,447	139.3%
Expense support (reimbursement)	—	—%
Net investment income	$7,447	139.3%
Net realized gains	—	—%
Cash distributions net of distributions reinvested in excess of net investment income and net realized gains[2]	—	—%
Cash distributions declared net of distributions reinvested[3]	$5,347	100.0%

1 There was no expense support (reimbursement) due from the Manager and Sub-Manager for the three months ended March 31, 2026.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the three months ended March 31, 2026, excludes $5,859 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2025, 2024, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support (reimbursement) of 47.4%, 55.6%, 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 2.2%, 0.1%, 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 45.9%, 44.3%, 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. For the year ended December 31, 2025, 4.5% of distributions were additionally paid from realized gains. If the Company receives additional expense support now or in the future, it will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Our Portfolio

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “Blue Ridge ESOP Associates” contained within the “Our Portfolio” section, which appears on page 97 of the Prospectus.

•	In February 2026, Blue Ridge acquired the ESOP third-party administration services of AmbroseAdvisors, an investment banking and financial advisory firm that provides a full range of liquidity transaction options, capital placement and M&A services.

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “Milton Industries” contained within the “Our Portfolio” section, which appears on page 97 of the Prospectus.

•	In March 2026, we made an additional equity investment in Milton of approximately $2.0 million to partially finance Milton’s acquisition of Action Pump Co. (“Action”). Action manufactures industrial drum pumps and other related products serving broad industrial end markets which require safe transfer of oils, lubricants and chemicals in specific applications. We believe Milton’s acquisition of Action further expands Milton’s market presence in the industrial end markets and will be complementary to Milton’s existing fluid handling products.

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “Law Business Research” contained within the “Our Portfolio” section, which appears on page 97 of the Prospectus.

•	In December 2025, LBR acquired TLTF Summit, a conference for decision-makers at the intersection of law and technology.

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “Sill Public Adjusters” contained within the “Our Portfolio” section, which appears on page 97 of the Prospectus.

•	In April 2026, we made an additional equity investment of $1.8 million to finance Sill’s acquisition of Berman Adjusters (“Berman”). Founded in 1984 and headquartered in Newton, Massachusetts, Berman is a public adjusting firm serving both residential and commercial customers in the greater New England market.

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “International Franchise Professionals Group” contained within the “Our Portfolio” section, which appears on page 97 of the Prospectus.

•	In April 2026, we made an additional equity investment of $3.0 million to finance IFPG’s acquisition of Business Alliance Inc. (“Business Alliance”). Founded in 1991 and headquartered in Tacoma, Washington, Business Alliance is a franchise brokerage and consultancy business serving the franchise industry.

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